SUBSCRIPTION AGREEMENT BETWEEN THE FUNDS AND THE INVESTOR

Elessar Small Cap Value Fund

LETTER OF INVESTMENT INTENT

September 22, 2012

To the Board of Trustees of Elessar Funds Investment Trust:

Effective September 22, 2012, the undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Elessar Small Cap Value Fund, in the amount of $69,759.95 for 6,975.99 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $69,759.95.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest, until such date as when the Fund is registered with the Securities and Exchange Commission.

By:

Name: Mitch Krahe